Exhibit 99.1

8 April 2025

Dear Valued Shareholders,

As your Founder, Chairwoman, and CEO, I write to you today with clarity, conviction, and optimism about the future of DDC Enterprise (NYSE: DDC). The past week has been one of unprecedented volatility in global markets, and our stock was not immune to these forces. Last Friday, amid a broad market selloff and trading below $0.10 per share, the NYSE-American halted trading of our shares. While such market movements are disconcerting, I want to assure you that your Board and leadership team acted decisively to safeguard shareholder value.

Proactive Measures to Strengthen Our Position; Reverse Stock Split
Over the weekend, the Board unanimously approved the previously shareholder ratified 1:25 reverse stock split (the “Reverse Split”). This action is designed to elevate our share price to a more acceptable trading range. We anticipate that the trading halt will be lifted and our shares will start trading post-split on April 21, 2025 under the current symbol “DDC” but with a new CUSIP.

Resilience Amid Macro Uncertainty
Recent headlines about tariffs and geopolitical tensions have created noise in the market. Let me address this directly: DDC is well-insulated from these risks. In 2024, 80% of our revenue came from China’s domestic market where we produce and sell locally. Our growing export business is focused on Southeast Asia—not the U.S.—further shielding us from tariff-related disruptions. In addition, our recently announced Joint Venture in China – with committed net profit of USD 15 million over 5-years—will accelerate growth in our core market. While the U.S. contributed 20% of revenue last year, we expect the U.S. segment to remain a smaller, stable contributor with a separate U.S. domestic supply chain as we also pursue growth opportunities in our Asia markets.

2025: A Transformational Year Ahead
The current share price does not reflect DDC’s progress or potential. Consider our recent milestones:

1.	Regained Full SEC and NYSE Compliance: A testament to our operational and financial discipline.
2.	Leadership Commitment: I am personally increasing my stake in DDC by subscribing to 10 million additional shares (pre-reverse split), aligning my interests with yours.
3.	Strategic Innovation: We’ve developed a strategy to diversify corporate reserves with crypto currency through an innovative injection of Bitcoin at a favorable share price starting at USD 0.50 (pre-25:1 reverse split). We plan to complete the initial Bitcoin injection in the next 30 days and moving forward we have a commitment for additional injections of Bitcoin at even more favorable share prices as we grow.
4.	Growth Catalysts: Our profit generating majority-owned JV, which we plan to complete in the coming weeks, should create value in the coming years.

These initiatives strategies will enable us to deliver shareholders value, even in an unstable macro environment.

More Information on the Reverse Split

The shareholders of the Company approved the Reverse Split at the Company’s Extraordinary General Meeting of Shareholders on November 29, 2024. In connection with approving the Reverse Split, the Company’s shareholders granted authority to the Company’s Board of Directors (the “Board”) to determine, at its discretion, a ratio within the range of no split to 1-for-25, at which to effectuate the Reverse Split. The Reverse Split was approved by the Board on April 4, 2025.

As a result of the Reverse Split, every 25 pre-split Class A Ordinary Shares outstanding will automatically combine into one new Class A Ordinary Share without any action on the part of the holders and with a change in the par value per share from $0.016 to $0.40. The Reverse Split will proportionately reduce the number of Class A Ordinary Shares available for issuance under the Company’s incentive compensation plan and proportionately reduce the number of Class A Ordinary Shares issuable upon the exercise or conversion of stock options, warrants, and restricted stock units outstanding immediately prior to the effectiveness of the Reverse Split.

The Reverse Split reduces the number of the Company’s outstanding Class A Ordinary Shares from approximately 79 million pre-Reverse Split shares to approximately 3.2 million post-Reverse Split shares. Pursuant to the prior shareholder approval, no fractional shares will be issued as a result of the Reverse Split. Fractional shares that would have resulted from the Reverse Split will be cancelled and returned to the pool of authorized but unissued shares.

No action is required by the shareholders as the Class A Ordinary Shares are held in electronic book-entry form which will be adjusted to reflect the Reverse Split. Additional information about the Reverse Split can be found in the Company’s Form 6-K filed with the Securities and Exchange Commission on October 31, 2024, a copy of which is available at www.sec.gov.

A Final Note of Confidence
Market fluctuations often obscure fundamentals. Today, DDC is stronger operationally, financially, and strategically than at any point in our history. Our China-centric model, fortified by strong local demand and regional exports, offers stability and growth in uncertain times. While I cannot dictate market sentiment, I urge you to focus on our execution: we are controlling what we can, with urgency and precision.

Thank you for your trust. My team and I are relentlessly focused on ensuring that 2025 becomes a landmark year for DDC—and for you, our shareholders.

For questions, contact our investor relations Jeff Ervin (jeffervin@daydaycook.com).

Sincerely,

/s/ Norma Chu
Norma Chu
Founder, Chairwoman & CEO
DDC Enterprise